Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

June 27, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Dominic Minore, Esq.

Ken Ellington

Re:     Stellus Capital Investment Corporation

Registration Statement on Form N-2

Registration No. 333-216138

Dear Messrs. Minore and Ellington:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on June 5, 2018, June 11, 2018 and June 14, 2018 relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-216138) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 1”) filed concurrently herewith.

Legal Comments

1.	On the prospectus cover page, please revise the disclosure explaining the Company’s authority to sell shares at a price that is below the Company’s then-current net asset value per share to clarify that the proposal approved by stockholders did not specify a maximum discount at which the Company could sell its shares.

Response: The Company has revised its disclosure accordingly.

2.	On page 2 of the prospectus, where the Company’s disclosure notes that its board of directors has approved the reduction of its required asset coverage ratio, please state, in plain English, that the impact of the board of director’s approval is to allow the Company to borrow twice as much as it could have without such approval.

Response: The Company has revised the disclosure on pages 2, 24 and 74 in accordance with the Staff’s comment.

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Mr. Dominic Minore Mr. Ken Ellington June 27, 2018 Page 2

3.	On page 7 of the prospectus, please revise the bullet related to the reduction to the Company’s required minimum asset coverage ratio to explain that the board of director’s approval will allow the Company to double the amount of debt it may incur, potentially heightening the risk associated with leverage highlighted in the bullet points above.

Response: The Company has revised the disclosure on page 7 in accordance with the Staff’s comment.

4.	On page 9 and elsewhere in the prospectus, because the income incentive fee is a quarterly hurdle, please remove references to the annualized percentage. Additionally, where the “catch-up” feature is described, please indicate that the feature is intended for the benefit of the adviser.

Response: The Company has revised the disclosure on page 9 and 105 in accordance with the Staff’s comment.

5.	If it is the case, please revise the disclosure regarding the income incentive fee to note that the Company may pay an incentive fee in a given quarter despite not meeting the quarterly hurdle in prior quarters and that the Company will not be able to claw back incentive fees previously paid if the Company does not meet the quarterly hurdle in subsequent quarters.

Response: The Company advises the Staff that both scenarios noted in the Staff’s comment are covered by the total return requirement on the income based incentive fee, which effectively limits incentive fees payable in any quarter to 20% of the cumulative net increase in net assets over the trailing twelve months. While the Company will not be able to claw back incentive fees previously paid if the Company does not meet the quarterly hurdle in subsequent quarters, the total return requirement will reduce the amount of any incentive fee accruals in the following quarters.

6.	Please revise the disclosure in the introductory paragraph to the risk factors section to note that the special risk factors required by Item 8.6.e of Form N-2 are included in the risk factors section or confirm in you response letter that these risks are currently addressed in this section. Please also remove the italic formatting from the introductory paragraph to the risk factors section.

Response: The Company revised the disclosure on page 17 to present the introductory paragraph without italics.

7.	With respect to the assumed portfolio return risk factor, please revise the first two columns of the table to present negative numbers with a minus sign rather than in parentheses.

Response: The Company has revised the disclosure on page 22 in accordance with the Staff’s comment.

Mr. Dominic Minore Mr. Ken Ellington June 27, 2018 Page 3

8.	With respect to the illustration of dilutive effect in the risk factor related to sales of shares below the Company’s net asset value per share, please revise the presentation to show all negative values with a minus sign rather than in parentheses and include a cross references to the additional examples included elsewhere in the prospectus.

Response: The Company has revised the disclosure on page 43 in accordance with the Staff’s comment. The Company advises the Staff that a cross reference is included in the paragraph immediately preceding the illustration.

9.	Please confirm in correspondence that the Company will provide substantially the same disclosure on the prospectus cover page for any future retail debt offering under this Registration Statement as included in the Company’s prospectus supplement filed on August 17, 2017 and including the following:

a.	the total amount of any outstanding debt that will rank equal or pari passu to the debt being offered; and
b.	the total amount of any debt that the debt being offered will be contractually, effectively and structurally subordinated to.

Response: The Company acknowledges the Staff’s comment and confirms that it will include this disclosure in any future retail debt offering under the Registration Statement.

10.	Please confirm that all of the agreements related to the Company’s senior secured revolving credit facility have been filed with or incorporated by reference into the Registration Statement.

Response: The Company confirms that all of the agreements related to the Company’s senior secured revolving credit facility have been filed with or incorporated by reference into the Registration Statement.

11.	We refer the Company to the recently received accounting Staff accounting comments. Please confirm that the material comments are expected to be resolved pre-effectively.

Response: The Company acknowledges the Staff’s comment and confirms that it expects to resolve the accounting comments prior to requesting acceleration of the effectiveness of the Registration Statement.

12.	We note that you recently requested approval to increase leverage pursuant to the Small Business Credit Availability Act (or “SBCA”). Given the nature of the change and in light of the prior constraints under which you operated, we believe disclosure regarding the Company’s intensions to lever its portfolio beyond historical levels is potentially material to investors. To the extent you anticipate to materially increase borrowings or material changes to your portfolio investments and strategies in the next year, we believe appropriate disclosure should be added to your prospectus summary and MD&A. We remind you that Item 303(a)(2) of Regulation S-K generally requires you to address any expected material changes in the mix and relative costs of your capital resources while 303(a)(3)(ii) of Regulation S-K requires disclosure of known events that will cause a material changes in the relationship between costs and revenue. Please ensure your disclosure is revised so that investors may understand any material changes to their investment as a result of your potential to increase leverage including a disclosure of any incremental risks created by the additional borrowings.

Response: The Company respectfully advises the Staff that it has included disclosure related to both approval by the Board of Directors of the reduced asset coverage as well as the proposal being presented to the Company’s shareholders at the 2018 Annual Meeting of Shareholders requesting approval by shareholders of the reduced asset coverage in accordance with the provisions of the SBCA. In addition, in response to the Staff’s comment, a cross reference to the Fees and Expenses Table that includes disclosure related to the assumed costs related to anticipated borrowings over the next twelve months has been added to the Prospectus Summary and the MD&A. Please note that, at this time, the Company does not expect the costs of any anticipated additional leverage to materially change as compared to the Company’s revenue. In addition, the Company has included in the Risk Factors several references to the Company’s ability to increase leverage pursuant to the SBCA and does not believe that there are any additional incremental risks created by any potential increased borrowing by the Company.

Mr. Dominic Minore Mr. Ken Ellington June 27, 2018 Page 4

Accounting Comments

1.	(Fees and Expenses Table) The Staff is unable to recalculate the amounts in the expense examples. Please confirm that the amounts are correct and revise if necessary.

Response: The Company has revised the amounts in the expense examples and revised its disclosure accordingly.

2.	(Portfolio Companies Table) Please disclose the percentage of class of portfolio company securities held as required by Item 8.6(a)(3) of Form N-2.

Response: The Company has revised its disclosure accordingly.

3.	(Unitranche loans) As of 3/31/2018, the Company’s portfolio includes 16.1% of its net assets in unitranche loans. Unitranche loans are first lien debt where lenders subordinate the first lien positions (increasing risk through contractual subordination). For the increased risk of holding the last out the BDC is compensated with an increase in interest rate. If the Company continues to hold a similar percentage of its portfolio in unitranche loans going forward the additional rate may need to be disclosed. On an ongoing basis, please consider enhancing the description of the rate disclosed for unitranche loans.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the effective interest rate currently disclosed in the Company’s schedule of investments for each of its unitranche investments includes the increased interest rate that the Company receives for holding the subordinated tranche of a unitranche facility. The Company will continue to review the adequacy of its disclosure and consider whether any additional disclosure is necessary.

Mr. Dominic Minore Mr. Ken Ellington June 27, 2018 Page 5

4.	(Unitranche loans) With respect to these co-lending arrangements (unitranche loans) please supplementally inform the Staff of the following:

a.	The accounting policies apply to these co-lending arrangements;

Response: The Company confirms to the Staff that its critical accounting policies, as described in the Notes to its Consolidated Financial Statements contained in the Registration Statement apply to the unitranche loans.

b.	How the valuation of these investments takes into account payment prioritization/payment waterfalls;

Response: The valuation methodology of the unitranche loans is the same approach as the Company’s other debt investments. The Company typically determines the fair value of its performing Level 3 debt investments utilizing a yield analysis. In a yield analysis, the Company calculates the price of the loan by discounting future cash flows, which include forecasted future LIBOR rates based on the published forward LIBOR curve at the valuation date, using an appropriate yield calculated as of the valuation date. This yield is calculated based on the loan’s yield at the original investment and is adjusted as of the valuation date based on: changes in comparable credit spreads, changes in risk free interest rates (per swap rates), and changes in credit quality (via an estimated shadow rating).

c.	The impact of such co-lending arrangements on the calculation of interest income under the effective interest method; and

Response: Interest income is calculated the same as any of the Company’s other debt investments and is recorded on the accrual basis. The interest rate is determined according to the terms for the last out loan in the executed credit agreement and agreement among lenders.

d.	Whether any co-lenders under these co-lending arrangements are affiliates of the Company.

Response: While the Company may participate alongside an affiliate in the same tranche of a unitranche investment, consistent with the order for exemptive relief granted by the SEC on August 12, 2014 (SEC File No. 812-14249) none of the co-lenders to which the Company’s rights may be subordinated to or whose rights may be subordinated to those of the Company are affiliates of the Company.

Mr. Dominic Minore Mr. Ken Ellington June 27, 2018 Page 6

5.	(Unitranche loans) It is noted that debt investments include last-out first-lien loans. Last out lenders bear a greater risk in exchange for receiving a higher effective interest rate. Please provide disclosure in the notes to the financial statements so that readers of the financial statements will understand the risks of these investments in future filings.

Response: The Company will revise its disclosure accordingly beginning with its quarterly report on Form 10-Q for the quarter ending June 30, 2018 to include enhanced disclosure describing the risks related to its unitranche investments.

6.	(Non-recurring income) Please disclose the amount of income generated that is non-recurring and describe the impact of non-recurring fees on earnings and/or yield in Management’s Discussions & Analysis of Financial Condition and Results of Operations or in the financial statements in future filings.

Response: The Company will revise its disclosure to include the amount of non-recurring income and to describe the impact of non-recurring fees on earnings and/or yield as appropriate beginning with its quarterly report on Form 10-Q for the quarter ending June 30, 2018.

7.	(Board approval of the Investment Advisory Agreement) This disclosure does not appear to meet the specificity requirements of Form N-2 Item 24(6)(f). Please revise your disclosure accordingly.

Response: The Company has revised its disclosure accordingly.

8.	(Report of independent registered public accounting firm) Please explain why the audit opinion does not include a statement that the audit procedures included confirmation of securities at the balance sheet date and describe whether this procedure was completed by the auditors. See Investment Company Act Section 30. Also please confirm and ensure that future audit opinions will include language that states that the audit procedures included confirmation of securities.

Response: The Company confirms that its independent registered public accounting firm, Grant Thornton LLP, performed a confirmation of securities at the balance sheet date as part of its audit procedures in issuing the audit opinion included in the Registration Statement. The Company confirms that it will ensure that a statement to such effect is included in future audit opinions.

9.	(Consolidated Statement of Operations) Please disclose the net realized gain or loss from affiliated investments separately as required by Article 6-07(7)(a) of Regulation S-X in future filings.

Response: The Company will revise its Consolidated Statement of Operations to include the line item requested in the Staff’s comment beginning with its quarterly report on Form 10-Q for the quarter ending June 30, 2018.

Mr. Dominic Minore Mr. Ken Ellington June 27, 2018 Page 7

10.	(Consolidated Statement of Operations) Please disclose the change in unrealized appreciation/depreciation from affiliated investments separately as required by Article 6-07(7)(c) of Regulation S-X in future filings.

Response: The Company will revise its Consolidated Statement of Operations to include the line item requested in the Staff’s comment beginning with its quarterly report on Form 10-Q for the quarter ending June 30, 2018.

11.	(Consolidated Schedule of Investments) Please include more specificity as it relates to the description of the LIBOR (i.e., 1 month, 3 months, etc.). See Article 12-12, footnote 4, of Regulation S-X in future filings.

Response: The Company will revise its Consolidated Schedule of Investments to include the tenor LIBOR for each of its investments that pay interest based on LIBOR beginning with its quarterly report on Form 10-Q for the quarter ending June 30, 2018.

12.	(Notes to Financial Statements, Note 6 – Portfolio Investments and Fair Value) Disclosure in Footnote 5 states that significant increases or decreases in the multiple in isolation would result in a significant higher or lower fair value measurement. Please note that the change does not need to be significant to result in a significant change in fair value. Please consider enhancing this disclosure going forward.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the disclosure referenced in the Staff’s comment is accurate. Because the Company uses multiple valuation approaches, which are weighted in determining the fair value of each investment, the Company does not believe that any increase or decrease in EBITDA multiple in isolation would necessarily result in a significantly higher or lower fair value. The Company will review its disclosure and consider whether any enhancement is necessary going forward.

13.	(Notes to Financial Statements, Note 8 – Financial Highlights) Disclosure in Footnote 6 states that the asset coverage ratio is the sum of net assets at the end of the period and total debt outstanding at the end of the period divided by the total debt outstanding at the end of the period. The asset coverage ratio should be the total assets less all liabilities and indebtedness not represented by senior securities over the aggregate amount of senior securities. Please revise this disclosure going forward.

Response: The Company will revise its disclosure accordingly beginning with its quarterly report on Form 10-Q for the quarter ending June 30, 2018.

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Mr. Dominic Minore Mr. Ken Ellington June 27, 2018 Page 8

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Adam Park at (713) 470-6123.

Sincerely,

/s/ Stephani M. Hildebrandt

Stephani M. Hildebrandt